As filed with the Securities and Exchange Commission on April 13, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
Form F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_______________

Gol Linhas Aéreas Inteligentes S.A.
(Exact name of Registrant as specified in its charter)

Gol Intelligent Airlines Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

 Rua Gomes de Carvalho 1629
04547-006 São Paulo, São Paulo
Federative Republic of Brazil
Attention: Investor Relations
(+55 11 3169-6800)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_______________
 Puglisi & Associates
850 Library Avenue, Suite 204
P.O Box 885
Newark, Delaware
(302-738-6680)
(Name, address, including zip code, and telephone number, including area code, of agent for service)
_______________
With copies to:

Andrew B. Jánszky, Esq.
Shearman & Sterling LLP
Av. Brig. Faria Lima, 3400
04538 132 São Paulo, Brazil

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans,  please check the following box.  [ ]
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.  [x]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
      If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  [x]
      If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  [ ]

CALCULATION OF FEE TABLE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Preferred shares, no par value(3)	US$72,097,769(4)	US$2,213

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the Registrant is offsetting against this registration fee of US$2,213.40 of the US$$55,956.99 in filing fees previously paid by the Registrant upon the filing of a Registration Statement on Form F-3 (Registration No. 333-134188) on May 17, 2006.
(3) Includes preferred shares that may be offered and sold in the United States, including preferred shares in the form of American Depositary Shares, each of which represents one preferred share of the Registrant and which are evidenced by American Depositary Receipts. The American Depositary Shares have been registered under a separate registration statement on Form F-6 (Registration No. 333-116181).
(4) No separate consideration will be received for the preferred share rights or the American Depositary Share rights.

PROSPECTUS

Rights Offering of 2,470,794 Preferred Shares,
Including Preferred Shares in the form of American Depositary Shares

______________________________

In this rights offering, Gol Linhas Aéreas Inteligentes S.A., or the Registrant, is offering:

  holders of its preferred shares preemptive rights to subscribe for new preferred shares; and
  holders of American depositary shares, or ADSs, each representing one preferred share of the Registrant, preemptive rights to subscribe for new ADSs.

Offering to holders of ADSs

     We will grant 0.043422249663 ADS right for every ADSs you own of record on April 19, 2007. One ADS right will entitle you to purchase one new ADS at US$31.44 per ADS, which is the U.S. dollar equivalent of R$2.0310 per US$1.00 on April 10, 2007, comprised of the ADS subscription price of R$60.81 plus certain fees and expenses as described in this prospectus. You will also have the opportunity to purchase additional ADSs in the proportions described in this prospectus at the same price if not all of the preferred share rights and ADS rights are exercised. You will bear the risk of exchange rate fluctuations between the U.S. dollar and the Brazilian real relating to the exercise of your ADS rights. Rights to subscribe for ADSs will expire at 5:00 p.m. (New York City time) on May 16, 2007.

Offering to holders of preferred shares

     We will grant 0.043422249663 transferable preferred share right for every preferred shares you own of record on April 10, 2007. One preferred share right will entitle you to purchase one new preferred share at R$60.81 per preferred share. We will reoffer unsubscribed preferred shares and you will have the opportunity to purchase additional preferred shares in the proportions described in this prospectus at the same price if not all of the preferred share rights and ADS rights are exercised. Rights to subscribe for preferred shares will expire at 6:00 p.m. (São Paulo time) on May 21, 2007. The preferred shares will not be offered to the public.

______________________________

     The ADSs trade on the New York Stock Exchange under the symbol “GOL.” The preferred shares trade on the São Paulo Stock Exchange under the symbol “GOLL4.” The preferred share rights are expected to trade on the São Paulo Stock Exchange. On April 12, 2007, the last reported sale price of the ADSs on the New York Stock Exchange was US$28.10 per ADS. The last reported sale price of the preferred shares on the São Paulo Stock Exchange was R$57.28 per preferred share.

     See “Risk Factors” beginning on page 6 to read about factors you should consider before investing in the preferred shares or the ADSs.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect to deliver the new ADSs and preferred shares purchased through the exercise of rights on or as soon as practicable after June 4, 2007.

The date of this prospectus is April 13, 2007.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from the information contained in this prospectus. This document may only be used where it is legal to sell the securities offered hereunder. The information in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of the notes occurs.

______________________________

     In this prospectus, we use the terms “the Registrant” to refer to Gol Linhas Aéreas Inteligentes S.A., “Gol” to refer to Gol Transportes Aéreos S.A. and “we,” “us” and “our” to refer to the Registrant and Gol together, except where the context requires otherwise. References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the Registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

(i)

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission, which we refer to as the Commission, a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act of 1933, as amended (“Securities Act”). This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

     We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 100 F. Street, N.E, Washington D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F. Street, N.E, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

     As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file quarterly financial statements with the Commission within two months of the end of the first three quarters of our fiscal year, and we file annual reports on Form 20-F within the time period required by the Commission, which is currently six months from December 31, the end of our fiscal year.

INCORPORATION BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we submit to the Commission in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have submitted to the Commission:

  Annual Report on Form 20-F for the year ended December 31, 2006; and
  Our Reports on Form 6-K dated March 19, 2007 (Gol announces payment of 1Q2007 dividends) and both reports on Form 6-K dated March 28, 2007.

     We incorporate by reference in this prospectus all subsequent annual reports filed with the Commission on Form 20-F under the Securities Exchange Act of 1934 and those of our reports submitted to the Commission on Form 6-K that we specifically identify in such form as being incorporated by reference until this offering has been terminated.

     As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.

     You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

(ii)

     Gol Linhas Aéreas Inteligentes S.A., Rua Gomes de Carvalho 1629, 04547-006 São Paulo, SP, Brazil, Attn: Investor Relations, Telephone (+55 11 3169 6800).

     We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

WHERE YOU CAN FIND INFORMATION ABOUT THE RIGHTS OFFERING

     The terms and procedures of the rights offering are described in this prospectus under “Summary of the Rights Offering” and “The Rights Offering.” You may refer any questions regarding the rights offering to MacKenzie Partners, Inc., our information agent:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free: (800) 322-2885

     You may obtain copies of this prospectus and the documents incorporated by reference without charge from the information agent.

     In addition, you may refer questions regarding the ADS rights offering to The Bank of New York, our ADS rights agent, by calling 1-800-507-9357 or contacting the ADS rights agent at the appropriate address below:

By mail:	By hand or overnight courier:
The Bank of New York	The Bank of New York
Tender and Exchange Department	Tender and Exchange Department – 11 West
P.O. Box 11248	101 Barclay Street
Church Street Station	Receive & Deliver, Street Level
New York, New York 10286-1248	New York, New York 10286

(iii)

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein include forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this prospectus and those discussed in our Annual Report on Form 20-F for the year ended December 31, 2006 which is incorporated by reference herein, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

  general economic, political and business conditions in Brazil and in other South American markets we serve;

  management’s expectations and estimates concerning our future financial performance and financing plans and programs;

  our level of fixed obligations;

  our capital expenditure plans;

  inflation and fluctuations in the exchange rate of the real;

  existing and future governmental regulations, including air traffic capacity controls;

  increases in fuel costs, maintenance costs and insurance premiums;

  changes in market prices, customer demand and preferences and competitive conditions;

  cyclical and seasonal fluctuations in our operating results;

  defects or mechanical problems with our aircraft;

  our ability to successfully implement our growth strategy; and

  the risk factors discussed under “Risk Factors.”

     The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance.

(iv)

SUMMARY OF THE RIGHTS OFFERING

Overview

     When we agreed to acquire the capital stock of VRG Linhas Aéreas S.A. (“VRG”, the airline that operates the Varig brand) in March 2007, we agreed to pay a portion of the acquisition price in our preferred shares (representing approximately 3.1% of our total shares outstanding). According to Brazilian law, the issuance of preferred shares to be transferred to Varig Logística S.A, the seller of VRG, triggers preemptive rights of our existing shareholders. Our board of directors has authorized the issuance of a total of 8,519,979 preferred shares, of which we will deliver 6,049,185 preferred shares to Varig Logística S.A. Our shareholders (other than Fundo de Investimento em Participáções Asas, our principal shareholder) have the preemptive right to subscribe for 2,470,794 preferred shares (representing approximately 1.3% of our total shares outstanding) proportionally to their respective participation in our capital. Although we are not obligated under the existing arrangements to extend the preemptive rights to U.S. holders of its preferred shares and ADRs, we have voluntarity elected to register this rights offering with the Securities and Exchange Commission (SEC), in order to enable U.S. holders to participate in the rights offering.

     We are offering up to 2,470,794 preferred shares, in the form of preferred shares or ADSs, in this preemptive rights offering to holders of our preferred shares and ADSs.

Offering to Holders of ADSs

ADS rights offering
You will receive 0.043422249663 ADS right for every ADS you hold on the ADS record date (as defined below). One ADS right will entitle you to purchase one new ADS. You will only receive a whole number of ADS rights. You will only receive a whole number of ADS rights. The rights agent will aggregate and arrange for the sale of any preferred share rights underlying fractional ADS rights and will distribute the net proceeds of such sale, if any, to ADS rights holders entitled to such proceeds.

Additional ADSs
If you are exercising ADS rights, you may subscribe for additional ADSs in excess of the number of ADSs that your ADS rights entitle you to purchase. You must indicate the number of additional ADSs for which you wish to subscribe and pay the estimated ADS subscription payment in U.S. dollars for these additional ADSs when you exercise your ADS rights in the initial ADS rights exercise period. Following the expiration of the initial preferred share rights exercise period, to the extent unsubscribed preferred shares are reoffered to the depositary in one reoffering round, you will be allocated your pro rata portion of additional ADSs. If the number of additional ADSs available is not sufficient to satisfy your subscription in full, the estimated ADS subscription payment related to any additional ADSs not delivered will be returned to you without interest. We cannot guarantee that you will receive any of the additional ADSs for which you subscribe.

If any ADSs remain unsubscribed following the reoffering round, we may reduce the size of this rights offering. After the announcement of any such decrease in the size of the offering, holders of our preferred shares in Brazil will have the opportunity to reconsider their intention to further subscribe for the preferred shares. This opportunity will not be granted to U.S. persons (as defined in Regulation S under the Securities Act) and other holders of our preferred shares and ADSs in the United States. See “The Rights Offering — Offering to Holders of Preferred Shares — Reoffering of Unsubscribed Preferred Shares.”

Subscription Card	The Bank of New York, as ADS rights agent, will send to each record holder of ADSs a subscription card indicating the number of ADS rights the holder owns.

ADS record date	April 19, 2007.

ADS subscription price	R$60.81 per ADS, equivalent to the subscription price per preferred share. You must pay the ADS subscription price in U.S. dollars.

In order to exercise your ADS rights, you must pay to the ADS rights agent the estimated ADS subscription payment of US$31.44 per ADS, which is the ADS subscription price of R$60.81 per ADS, converted into U.S. dollars at the Federal Reserve Bank of New York’s Noon buying rate of R$2.0310 per US$1.00 on April 10, 2007, plus an additional 5%, as required by the ADS rights agent. The additional 5% represents an allowance for potential fluctuations in the exchange rate between the Brazilian real and the U.S. dollar, conversion expenses, ADS issuance fees of the depositary of US$0.05 per new ADS and financial transaction taxes in Brazil. When you exercise your ADS rights, you must also pay the ADS rights agent US$31.44 per ADS for any additional ADSs that you wish to subscribe for should any unsubscribed preferred shares be reoffered to the depositary after the expiration of the initial preferred share rights exercise period. You will bear the risk of all exchange rate fluctuations relating to the exercise of ADS rights.

If the amount of the estimated ADS subscription payment you paid to the ADS rights agent is insufficient to cover the actual ADS subscription price in reais plus conversion expenses, ADS issuance fees and financial transaction taxes for ADSs you are subscribing for or are allocated, the ADS rights agent will pay the deficiency to the extent the deficiency does not exceed 20% of your payment. You must reimburse the ADS rights agent for the amount of any deficiency financed by the ADS rights agent prior to your receiving any new ADSs. For further descriptions see "Rights Offering".

If the amount of the estimated ADS subscription payment you paid to the ADS rights agent is greater than the subscription price plus conversion expenses, ADS issuance fees and financial transaction taxes for ADSs you are subscribing for or are allocated, the ADS rights agent will pay you the excess without interest.

Initial ADS rights exercise period	From April 23, 2007 through 5:00 p.m. (New York City time) on May 16, 2007.

Procedure for exercising ADS rights
If you hold ADSs directly, you may exercise your ADS rights during the exercise period by delivering a properly completed subscription card and full payment of the estimated ADS subscription payment for the new ADSs to the ADS rights agent prior to 5:00 p.m. (New York City time) on May 16, 2007.

If you hold ADSs through The Depository Trust Company, you may exercise your ADS rights by timely delivering to the ADS rights agent completed subscription instructions through DTC’s PSOP Function on the “agent subscriptions over PTS” procedure accompanied by payment in full of the estimated ADS subscription price.

If you are a beneficial owner of ADSs and wish to exercise your ADS rights, you should timely contact the securities intermediary through which you hold ADS rights to arrange for their exercise and for the payment of the estimated ADS subscription price in U.S. dollars.

We provide more details on how to exercise ADS rights under “The Rights Offering — Offering to ADS Holders.”

Exercise of ADS rights	The exercise of ADS rights is irrevocable and may not be canceled or modified.

irrevocable

Unexercised rights	If you do not exercise your ADS rights within the initial ADS rights exercise period, they will expire and you will have no further rights.

Listing	The ADSs are listed on the New York Stock Exchange under the symbol “GOL.”

ADS rights agent	The Bank of New York.

Depositary	The Bank of New York.

Delivery of new ADRs	The Bank of New York will deliver new ADRs evidencing the new ADSs subscribed in the rights offering as soon as practicable after receipt of the underlying new preferred shares by the custodian.

ADR issuance fee
Subscribing holders will be charged an ADS issuance fee of US$0.05 per new ADS issued, payable to the depositary. The ADS rights agent will deduct the ADS issuance fee from the estimated ADS subscription payment in respect of each holder’s subscription.

New ADSs
Your specific rights in the new ADSs and in the preferred shares underlying the new ADSs are set out in a deposit agreement among us, The Bank of New York, as depositary, and the owners and beneficial owners of ADRs. To understand the terms of the ADSs, you should read the deposit agreement, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

     For additional information regarding the rights offering to holders of our ADSs, see “The Rights Offering — Offering to ADS Holders” which also includes a summary timetable containing some important dates relating to the ADS rights offering.

Offering to Holders of Preferred Shares

Preferred share rights offering
You will receive 0.043422249663 preferred share right for every preferred share you hold on the preferred share record date (as defined below). One preferred share right will entitle you to purchase one new preferred share. We will only issue whole numbers of preferred share rights. We will not issue any fractional preferred shares.

Additional preferred shares
If you are exercising preferred share rights, you may indicate an interest in purchasing additional preferred shares in excess of the number of preferred shares that your preferred share rights entitle you to purchase. Following the expiration of the initial preferred share rights exercise period, we will reoffer any unsubscribed preferred shares in one reoffering round to those holders that indicated an interest in purchasing additional preferred shares. You will then have an opportunity to purchase your pro rata portion of the additional preferred shares at the preferred share subscription price.

If any preferred shares remain unsubscribed following the reoffering round, we may reduce the size of this rights offering. After the announcement of any such decrease in the size of the offering, holders of our preferred shares in Brazil will have the opportunity to reconsider their intention to further subscribe for the preferred shares. This opportunity will not be granted to U.S. persons (as defined in Regulation S promulated under the Securities Act) and other holders of our ADSs in the United States. See “The Rights Offering — Offering to Holders of Preferred Shares — Reoffering of Unsubscribed Preferred Shares.”

Preferred share record date	April 10, 2007.

Preferred share subscription price	R$60.81 per share.

Preferred share rights exercise period	From April 11, 2007 through 6:00 p.m. (São Paulo time) on May 21, 2007.

Procedure for exercising preferred share rights
You may exercise your preferred share rights by delivering to your broker or custodian a properly completed subscripton form and full payment of the preferred share subscription price for the new preferred shares being purchased.

Exercise of share rights irrevocable	The exercise of preferred share rights is irrevocable and may not be canceled or modified.

Unexercised rights	If you do not exercise your preferred share rights within the preferred share rights exercise period, they will expire and you will have no further rights.

Transferability
You may transfer all or any portion of your preferred share rights. If you transfer or sell your preferred share rights, you will have no further right to purchase new preferred shares in the preferred share rights offering with respect to the preferred share rights transferred or sold.

Listing
The preferred shares are listed on the São Paulo Stock Exchange under the symbol “GOLL4.” The preferred share rights are expected to be listed on the São Paulo Stock Exchange during the preferred share rights trading period set forth below.

Expected preferred share rights trading period	From April 11, 2007 through May 14, 2007.

Ratification of the capital increase
On April 10, 2007, our board of directors authorized a capital increase in an aggregate amount of R$518,099,923.00. We will issue the new preferred shares subscribed in this rights offering following ratification of the capital increase by our board of directors at a meeting that is expected to be held on or about May 28, 2007.

Delivery of new shares	We expect to deliver the new preferred shares subscribed in this rights offering on or about June 4, 2007.

For additional information regarding the rights offering to holders of our preferred shares, see “The Rights Offering — Offering to Holders of Preferred Shares” which also contains a summary timetable containing some important dates relating to the preferred shares rights offering.

RISK FACTORS

     An investment in our preferred shares and ADSs involves a high degree of risk. Our Annual Report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference herein, describes the risks with respect to our company, the airline industry and our operating environment, particularly Brazil, and the risks with respect to our ADSs and ourpreferred shares. You should carefully consider these risks and the ones set forth below before making your investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our preferred shares or ADRs could decline due to any of these risks or other factors, and you may lose all or part of your investment. These risks are those that we currently believe may materially affect us.

Risks Related to the Rights Offering

If you do not exercise all of your rights in this rights offering, you will suffer dilution of your percentage ownership of our preferred shares and ADSs.

     To the extent that you do not exercise your rights to subscribe for new preferred shares and ADSs, your proportionate ownership in our company will be reduced accordingly, and the percentage that your original preferred shares or ADSs represents of our increased capital stock after exercise of the rights will be disproportionately reduced.

ADS holders will be subject to exchange rate and other risks if they participate in this rights offering.

     The ADS subscription price has been set at R$60.81 per ADS but must be paid by ADS holders to the ADS rights agent in U.S. dollars. The U.S. dollar payment of US$31.44 per ADS is the U.S. dollar equivalent of R$2.0310 per US$1.00 on April 10, 2007, comprised of the ADS subscription price of R$60.81 plus an additional 5%, as required by the ADS rights agent, to provide for potential fluctuations in the exchange rate between the real and the U.S. dollar, conversion expenses, ADS issuance fees of the depositary and financial transaction taxes in Brazil.

     The ADS rights agent will make the conversion from U.S. dollars into reais at any commercially reasonably rate in order to pay the subscription price for the preferred share rights underlying the ADS rights. If there is a deficiency in U.S. dollars because the U.S. dollar to real exchange rate at the time of actual conversion is lower than it was at the time of subscription, then the holder will have to pay the amount of any deficiency, including expenses, and will not receive any new ADSs subscribed for until this deficiency is paid.

     An ADS holder must subscribe for any additional ADSs that it wishes to purchase, as a result of an under-subscription of the preferred shares underlying the ADSs in this rights offering, when it subscribes for the ADSs to which its rights entitle it during the initial ADS rights exercise period. The ADS holder must also pay the subscription price for these additional ADSs during the initial ADS rights exercise period. The holder will not know at this time whether any additional ADSs will be available to purchase after the expiration of the initial ADS rights exercise period, and we cannot guarantee that ADS holders will receive any of the additional ADSs for which they subscribe. The U.S. dollar amount that ADS holders pay for these additional ADSs will only be converted into reais after any reoffering round, to the extent preferred shares underlying the ADSs are reoffered to the depositary. Therefore, the U.S. dollar amount that ADS holders pay for additional ADSs will be exposed to the risk of exchange rate fluctuations for a longer period of time than the U.S. dollar amount that those holders pay for the ADSs to which their rights entitle them to purchase in the initial ADS rights exercise period.

EXCHANGE RATES

Before March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

  the commercial rate exchange market; and

  the floating rate exchange market.

     Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. These transactions included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. In both markets, rates were freely negotiated.

     In March 2005, the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Item 3D. Risk Factors—Risks Relating to Brazil” in our Annual Report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference herein.

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		Average for
	Period-end	Period	Low	High

	(reais per US.dollar)
Year Ended
December 31, 2002	3.533	2.998(1)	2.271	3.955
December 31, 2003	2.889	3.060(1)	2.822	3.662
December 31, 2004	2.654	2.917(1)	2.654	3.205
December 31, 2005	2.341	2.412(1)	2.163	2.762
December 31, 2006	2.138	2.168(1)	2.059	2.371

Month Ended
October 2006	2.143	2.148	2.133	2.168
November 2006	2.167	2.158	2.135	2.187
December 2006	2.138	2.150	2.138	2.169
January 2007	2.125	2.139	2.125	2.156
February 2007	2.110	2.095	2.077	2.114
March 2007	2.050	2.089	2.050	2.139
April 2007 (through April 10, 2007)	2.028	2.034	2.024	2.048

Source: Central Bank
(1)    Represents the average of the exchange rates on the last day of each month during the period.

USE OF PROCEEDS

Assuming that this rights offering is fully subscribed, our aggregate net proceeds from the sale of the new ADSs and preferred shares will be approximately R$150,248,983, after deducting offering expenses. We intend to use the aggregate net proceeds for general corporate purposes.

DILUTION

     Existing holders of our preferred shares and the ADSs who do not exercise their preferred share and ADS rights, respectively, in this rights offering will have their ownership interests diluted such that a holder of our preferred shares or the ADSs who held one percent of our capital stock before this rights offering will be reduced to holding 0.97% after the issuance of new preferred shares, including preferred shares underlying ADSs, in this rights offering.

CAPITALIZATION

     The following table sets forth our consolidated capitalization at December 31, 2006 on a historical basis and as adjusted. This table should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

     The “as adjusted” columns give effect to (i) the issuance of an aggregate principal amount of US$225,000,000 7.50% Senior Notes due 2017 issued on March 22, 2007 (ii) the receipt of R$150,248,983 in net proceeds from the sale of preferred shares, including preferred shares in form of ADSs, upon exercise of rights in this rights offering, assuming the full exercise of all preemptive rights granted in this rights offering and (iii) the capital increase of R$367,850,940 from the issuance of 6,049,185 preffered shares related to the acquisition of VRG, as described above.

			As adjusted
	As of December 31, 2006		as of December 31, 2006

	(in millions of reais)	(in millions of U.S. dollars) (1)	(in millions of reais)	(in millions of U.S. dollars) (1)

Cash
Cash and cash equivalents	281.0	131.4	912.3	426.7
Short-term investments	1,425.4	666.7	1,425.4	666.7

Total cash and financial investments	1,706.4	798.1	2,337.7	1,093.4

Short-term debt	128.3	60.0	128.3	60.0
Current portion of long-term debt	41.3	19.3	41.3	19.3
Long-term debt	949.0	443.9	1,430.1	668.9
7.50% Senior Notes due 2017	-	-	-	-
Total debt	1,118.6	523.2	1,599.7	748.2

Shareholders’ equity
Preferred shares	846.1	395.8	1,364.2	638.1
Common shares	41.5	19.4	41.5	19.4
Additional paid-in capital	35.4	16.6	35.4	16.6
Appropriated retained earnings	39.6	18.5	39.6	18.5
Unappropriated retained earnings	1,246.8	583.2	1,246.8	583.2
Accumulated other comprehensive gain	(4.3)	(2.0)	(4.3)	(2.0)

Total shareholders’ equity	2,205.2	1,031.4	2,723.3	1,273.7

Total capitalization(2)	3,328.8	1,554.6	4,323.0	2,022.6
________________________________________
(1)
The real amounts for December 31, 2006 have been converted into dollars using the exchange rate of US$1.00 = R$2.1380, which is the selling rate reported by the Central Bank of Brazil on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this prospectus as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates.

(2)	Total capitalization is the sum of total debt and total shareholders’ equity.

PRICE RANGE OF THE ADSs AND PREFERRED SHARES

     In the United States, our preferred shares trade in the form of ADSs. Since December 2005 each ADS represents one preferred share, issued by The Bank of New York, as Depositary pursuant to a Deposit Agreement. On December 13, 2005, we executed a 2:1 ADS split, changing the ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of the Board of Directors of the Company on November 8, 2005. The ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2006, the ADSs represented approximately 47.4% of our preferred shares and 76.2% of our current global public float. Our preferred share and ADSs s are included in various indexes at the BOVESPA and the New York Stock Exchange.

     The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated.

	US$ per ADS(1)

	Low	High	Average(2)

2004
Annual	8.20	16.45	10.47
2005
Annual	12.20	28.74	16.57
First quarter	12.57	16.51	14.60
Second quarter	12.20	16.56	14.62
Third Quarter	14.06	18.00	15.88
Fourth Quarter	15.50	28.74	21.17
2006
Annual	25.25	40.24	31.54
First quarter	25.25	34.12	28.96
Second quarter	27.16	40.24	33.27
Third Quarter	28.21	36.67	33.08
Fourth Quarter	27.44	36.92	30.79
Last Six Months	27.44	36.92	31.56
October 2006	31.00	36.92	33.42
November 2006	27.85	31.85	29.53
December 2006	27.44	31.21	29.22
January 2007	27.55	30.52	29.21
February 2007	28.39	32.15	30.88
March 2007	25.78	30.43	27.12
________________________________________

Source: Bloomberg

(1)	Reflecting the ADS ratio change from one ADS representing two preferred shares to one ADS representing one preferred share, occurred in December 2005.
(2)	Calculated as average of closing prices for the period

     Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BOVESPA, for the periods indicated.

	Reais per Preferred Share

	Low	High	Average(1)

2004
Annual	25.00	44.31	29.83
2005
Annual	32.24	66.90	40.00
First quarter	34.00	42.60	38.89
Second quarter	32.24	39.88	36.29
Third Quarter	33.53	42.00	37.19
Fourth Quarter	35.05	66.90	47.64
2006
Annual	54.80	82.80	68.44
First quarter	54.80	72.00	63.14
Second quarter	58.30	82.80	72.30
Third Quarter	62.60	79.88	71.85
Fourth Quarter	59.40	79.60	66.30
Last Six Months	59.40	79.88	67.99
October 2006	65.90	79.60	71.60
November 2006	60.30	68.50	63.78
December 2006	59.40	66.70	62.98
January 2007	59.44	64.90	62.43
February 2007	59.90	67.50	64.36
March 2007	52.99	62.80	56.59
________________________________________

Source: Bloomberg

(1) Calculated as average of closing prices for the period

RIGHTS OFFERING

General Information

     When we agreed to acquire the capital stock of VRG Linhas Aéreas S.A. (“VRG”, the airline that operates the Varig brand) in March 2007, we agreed to pay a portion of the acquisition price in our preferred shares (representing approximately 3.1% of our total shares outstanding). According to Brazilian law, the issuance of preferred shares to be transferred to Varig Logística S.A, the seller of VRG, triggers preemptive rights of our existing shareholders. Our board of directors has authorized the issuance of a total of 8,519,979 preferred shares, of which we will deliver 6,049,185 preferred shares to Varig Logística S.A. Our shareholders (other than Fundo de Investimento em Participáções Asas, our principal shareholder) have the preemptive right to subscribe for 2,470,794 preferred shares (representing approximately 1.3% of our total shares outstanding) proportionally to their respective participation in our capital. Although we are not obligated under the existing arrangements to extend the preemptive rights to U.S. holders of its preferred shares and ADRs, we have voluntarity elected to register this rights offering with the Securities and Exchange Commission (SEC), in order to enable U.S. holders to participate in the rights offering.

     We are offering up to 2,470,794 preferred shares, in the form of preferred shares or ADSs, in this preemptive rights offering to holders of our preferred shares and of ADSs representing our preferred shares.

     If you are a holder of ADSs on April 19, 2007, which is the ADS record date, you will receive ADS rights evidencing the right to subscribe for new ADSs. You will receive 0.04342229663 ADS rights for every ADS held on the ADS rights record date. One ADS right will entitle you to purchase one new ADS at a subscription price of R$60.81 per ADS, payable in U.S. dollars. The Bank of New York, the depositary for the ADSs, will act as ADS rights agent in respect of the ADS rights offered hereby. The ADS right agent will send to each record holder of ADSs on the record date a subscription card, together with this prospectus and a letter of instructions for exercising ADS rights.

     If you are a holder of preferred shares on April 10, 2007, which is the preferred share record date, you will receive preferred share rights evidencing the right to subscribe for new preferred shares. You will receive 0.04342229663 preferred share rights for every preferred share held on the preferred share record date. The preferred share rights will be transferable and are expected to trade on the São Paulo Stock Exchange up to the fifth business day prior to the end of the preferred shares rights exercise period. One preferred share right will entitle you to purchase one new preferred share at a subscription price of R$60.81 per preferred share.

     Preferred share rights and ADS rights that are not exercised during their respective rights exercise periods will expire. Following the expiration of the preferred share rights exercise period, we will reoffer any unsubscribed preferred shares at the same price to all holders that exercised preferred share rights and indicated interest in purchasing additional preferred shares pro rata. The pro rata portion of unsubscribed preferred shares to be allocated to each holder participating in a reoffering will be calculated in proportion to the number of preferred shares purchased by all subscribing holders in the initial subscription period. To the extent unsubscribed preferred shares are reoffered to the depositary, additional ADSs representing such unsubscribed preferred shares will be allocated to subscribing ADS holders in proportion to the relationship that the number of additional ADSs they have requested bears to the additional ADSs representing the unsubscribed preferred shares allocated to the depositary.

     If any preferred shares or ADSs remain unsubscribed following the reoffering round, we may reduce the size of this rights offering. After the announcement of any such decrease in the size of the offering, holders of our preferred shares in Brazil will have the opportunity to reconsider their intention to further subscribe for the preferred shares. This opportunity will not be granted to U.S. persons (as defined in Regulation S promulgated under the Securities Act) and other holders of our preferred shares and ADSs in the United States.

Preferred shareholders and ADS holders generally will be treated alike in the rights offering, except that:

•
The timing of certain actions and periods will differ for holders of ADS rights and for holders of preferred share rights. In particular, the record date is later for holders of ADS rights and last date for exercise and payment is earlier for holders of ADS rights.

•
If any preferred shares or ADSs remain unsubscribed following the reoffering round, we may reduce the size of this rights offering. After the announcement of any such decrease in the size of the offering, holders of our preferred shares in Brazil will have the opportunity to reconsider their intention to further subscribe for the preferred shares. This opportunity will not be granted to U.S. persons (as defined in Regulation S promulgated under the Securities Act) and other holders of our preferred shares and ADSs in the United States.

•
Holders of preferred share rights must pay the subscription price in reais, whereas holders of ADS rights must pay an estimated ADS subscription price in U.S. dollars under an arrangement with the ADS rights agent. The estimated ADS subscription price includes an allowance for potential fluctuations between the Brazilian real and the U.S. dollar, conversion expenses, the payment of ADS issuance fees of the depositary and financial transaction taxes in Brazil.

•	The ADR rights will not be transferable and the preferred shares rights are transferable.
•
The allocation of unsubscribed preferred shares to holders of preferred share rights in the reoffering round will be different from the allocation of additional ADSs representing unsubscribed preferred shares to holders of ADS rights following the reoffering round. In addition, ADS holders are required to decide whether to participate in the reoffering rounds and to pay for any additional ADSs during the initial ADS rights exercise period. At this time, ADS holders will not know if any additional ADSs will be available in reoffering round. See the description of the rights offering that follows for more details on the reoffering procedures.

     The procedures for exercising ADS rights and preferred share rights and information about the purchase and sale of such rights are summarized below.

Offering to ADS Holders

Summary Timetable

The summary timetable below lists some important dates relating to the ADS rights offering:

ADS record date — date for determining holders of ADSs receiving ADS rights:	April 19, 2007
Subscription card sent to ADS holders:	April 23, 2007
ADS rights expiration date — end of period during which ADS rights holders can subscribe for new ADSs, 5:00 p.m. (New York City time):	May 16, 2007
Initial Settlement date — ADS rights agent converts U.S. dollars into reais to pay the subscription price for ADSs purchased in the rights offering on or as soon as practicable after:	May 17, 2007
Reoffering settlement date — ADS rights agent converts U.S. dollars into reais to pay the subscription price for additional ADSs purchased in the reoffering round on:	On or about May 25, 2007
Registrant deposits new preferred shares with the custodian:	On or about June 4, 2007
ADRs evidencing new ADSs expected to be delivered as soon as practicable after:	On or about June 4, 2007

     The following is a summary of the important provisions of the rights agency agreement between us and The Bank of New York, as ADS rights agent, pursuant to which you will receive the ADS rights. For a complete description of the ADS rights offering, you should read the rights agency agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Rights Offering to Holders of ADSs

     If you hold ADSs on the ADS record date, you will receive ADS rights evidencing the right to subscribe for new ADSs. You will receive 0.04342229663 ADS right for every ADSs you hold on the ADS record date. One ADS right will entitle you to purchase one new ADS at a subscription price of R$60.81 per ADS, payable in U.S. dollars. You will only receive a whole number of ADS rights. The rights agent will aggregate and arrange for the sale of any preferred share rights underlying fractional ADS rights and will distribute the net proceeds of such sale, if any, to ADS rights holders entitled to such proceeds.

     If you are exercising ADS rights, you may subscribe for additional ADSs in excess of the number of ADSs that your ADS rights entitle you to purchase. You must subscribe for any additional ADSs when you subscribe for the

ADSs to which your rights entitle you during the initial ADS rights exercise period. You must also pay the estimated ADS subscription payment for these additional ADSs at this time. You will not know at that time whether any additional ADSs will be available after the expiration of the initial ADS rights exercise period, and we cannot guarantee that you will receive any of the additional ADSs for which you subscribe.

     To the extent unsubscribed preferred shares are reoffered to the depositary after expiration of the preferred share rights exercise period, you will be allocated additional ADSs up to a maximum number equal to the lesser of:

  the number of additional new ADSs for which you have over-subscribed; and
  the pro rata amount of the additional new ADSs available based on the percentage of unsubscribed preferred shares allocated to the depositary. See “— Offering to Holders of Preferred Shares — Reoffering of Unsubscribed Preferred Shares.”

     If the number of new ADSs available in the reoffering round is not sufficient to satisfy your additional subscription in full, the estimated ADS subscription payment related to any additional new ADSs not delivered to you will be returned to you in U.S. dollars without interest. The U.S. dollars you that you pay for additional ADSs will only be converted into reais following the reoffering round to the extent preferred shares underlying the ADSs are reoffered to the depositary. Therefore, the U.S. dollar amount that you pay for additional ADSs will be exposed to the risk of exchange rate fluctuations for a longer period of time than the U.S. dollar amount that you pay for ADSs that your rights entitle you to purchase in the initial ADS rights exercise period.

     You may subscribe for all or a portion of the ADSs to which the ADS rights you receive entitle you, but you may only subscribe for a whole number of new ADSs. You will not receive any fractional new ADSs.

Subscription Card

     The subscription card will state the number of ADS rights corresponding to the number of ADSs registered in the name of the holder to whom such subscription card is sent, with 0.043422249663 ADS rights being issued for every ADSs held. The ADS rights agent will mail the subscription card, together with a letter of instructions and this prospectus on or about May 23, 2007 to all holders of record of ADSs.

ADS Record Date

     The record date for determining the holders of ADSs entitled to ADS rights is April 19, 2007. Only holders of record of ADSs at the close of business (New York City time) on the ADS record date will be entitled to receive ADS rights.

ADS Rights Exercise Period

     ADS rights may be exercised during the period from April 23, 2007 through 5:00 p.m. (New York City time) on May 16, 2007, which is the ADS rights expiration date. If you do not exercise your ADS rights within the ADS rights exercise period, your ADS rights will expire and you will have no further rights.

ADS Rights Agent

     The Bank of New York, which is the depositary for the ADSs under our deposit agreement, is acting as the ADS rights agent to accept the exercise of the ADS rights for the subscription for the new ADSs offered hereby.

ADS Subscription Price

     The ADS subscription price is R$ 60.81 per ADS. You must pay the ADS subscription price in U.S. dollars.

     In order to exercise your ADS rights and to subscribe for any additional ADSs, you must pay the estimated ADS subscription payment of US$31.44 per ADS, which is the ADS subscription price converted into U.S. dollars at the Federal Reserve Bank of New York’s noon buying rate of R$2.0310 per US$1.00 on April 10, 2007, plus an additional 5%, as required by the ADS rights agent. The additional 5% represents an allowance for potential fluctuations in the exchange rate between the Brazilian real and the U.S. dollar, conversion expenses, the payment of ADS issuance fees of the depositary and financial transaction taxes in Brazil.

     The ADS rights agent will make the conversion from U.S. dollars into reais on or about May 17, 2007 to pay the subscription price for new ADSs for which your rights entitle you to subscribe in the initial ADS rights exercise period at any commercially reasonable rate. If there is any excess in U.S. dollars as a result of this conversion, after deducting conversion expenses, ADS issuance fees and financial transaction taxes, the ADS rights agent will refund the amount of any excess in U.S. dollars promptly to the subscriber without interest. After the reoffering round, the ADS rights agent will make a second conversion of U.S. dollars into reais on or about May 25, 2007 to pay, if applicable, the subscription price for additional ADSs purchased, and, after deducting conversion expenses, ADS issuance fees and financial transaction taxes, will refund the amount of any excess in U.S. dollars promptly to the subscriber without interest. After the expiration of the reoffering round, the ADS rights agent will pay any refund to you at the same time as it delivers the additional ADSs to you. We do not expect to conduct more than one reoffering round.

     In connection with each exchange rate conversion and subscription payment in Brazil, the ADS rights agent will deduct from each subscribing holder’s estimated ADS subscription payment the amount of ADS issuance fees payable to the depositary in respect of new ADSs being subscribed, conversion expenses and the amount of financial transaction taxes payable to the Brazilian government. The ADS issuance fees are US$0.05 per new ADS issued, and the financial transaction taxes are approximately 0.16% of the subscription price.

     If your payment is insufficient to pay the actual ADS subscription price in reais plus ADS issuance fees, conversion expenses and financial transaction taxes in respect of the number of new ADSs you are subscribing for and are allocated, the ADS rights agent will pay the deficiency to us on your behalf to the extent the deficiency does not exceed 20% of your payment. You will then have to pay promptly the amount of the difference, including expenses, and will not receive any of the new ADSs you subscribed for until the ADS rights agent receives your payment. If you do not pay the amount of the deficiency financed by the ADS rights agent by May 31, 2007, the ADS rights agent may sell enough of your new ADSs to cover the amount of the deficiency. The ADS rights agent would then send you promptly a new ADR representing the remaining new ADSs and a check in the amount of any excess proceeds from the sale, net of ADS issuance fees, conversion expenses, financial transaction taxes and sales commissions. If, however, the amount of excess proceeds from the sale of your new ADSs is less than US$5.00, the ADSs rights agent will, after deductions for ADS issuance fees, conversion expenses, financial transaction taxes and sales commissions, aggregate it and pay it to us.

     If the amount of any deficiency in your estimated ADS subscription payment exceeds 20% of the amount of your payment, then you will receive fewer ADSs than you were entitled to purchase unless you deliver to the ADS rights agent sufficient funds to cover the deficiency prior to the relevant deadline for subscription in the share rights offering. See “— Offering to Holders of Preferred Shares.”

Procedure for exercising ADS rights

     The exercise of ADS rights is irrevocable and may not be canceled or modified. You may exercise your ADS rights as follows:

     Subscription by DTC Participants. If you hold ADS rights through The Depository Trust Company (DTC), you can exercise your ADS rights by delivering completed subscription instructions for new ADSs through DTC’s PSOP Function on the “agent subscriptions over PTS” procedure and instructing DTC to charge your applicable DTC account for the estimated ADS subscription price for the new ADSs and to deliver such amount to the ADS rights agent. DTC must receive the subscription instructions and the payment of the estimated ADS subscription price for the new ADSs by the ADS rights expiration date.

     Subscription by Registered ADS Holders. If you are a registered holder of ADSs, you can exercise your ADS rights by delivering to the ADS rights agent a properly completed subscription card and paying in full the estimated ADS subscription price for the new ADSs. You may make such payment by certified check, bank draft drawn upon a U.S. bank or postal or express money order payable to “The Bank of New York,” as ADS rights agent.

     The properly completed subscription card and payment should be delivered to:

By hand or overnight courier:	By mail:
The Bank of New York	The Bank of New York
Tender and Exchange Department – 11 West	Tender and Exchange Department
101 Barclay Street	P.O. Box 11248
Receive & Deliver, Street Level	Church Street Station
New York, New York 10286	New York, New York 10286-1248

For additional information, contact:

The Bank of New York
by telephone (800-507-9357) or
by fax (212-815-6433)

     The ADS rights agent must receive the subscription card and payment of the ADS subscription price on or before the ADS rights expiration date. Deposit in the mail will not constitute delivery to the ADS rights agent. The ADS rights agent has discretion to refuse to accept any improperly completed or unexecuted subscription card.

     Subscription by Beneficial Owners. If you are a beneficial owner of ADSs and wish to subscribe for new ADSs but are neither a registered holder of ADSs nor a DTC participant, you should timely contact the securities intermediary through which you hold ADS rights to arrange for their exercise and to arrange for payment of the estimated ADS subscription price in U.S. dollars.

     The ADS rights agent will determine all questions about the timeliness, validity, form and eligibility of exercising ADS rights. We, in our sole discretion, may waive any defect or irregularity, or permit you to correct a defect or irregularity within the time we determine. The subscription card will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the ADS rights agent has to notify you of any defect or irregularity in submitting the subscription cards. We and the ADS rights agent will not incur any liability for failing to do so.

     You will elect the method of delivering the subscription card and paying the subscription price to the ADS rights agent, and you will bear any risk associated with it. If you send the subscription card, notices or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent and clearance of payment before the appropriate time.

     Information Agent. For additional information regarding the ADS rights offering and the procedures for exercising ADS rights, contact our information agent, MacKenzie Partners, Inc.:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free: (800) 322-2885

ADR Issuance Fee

     Subscribing holders will be charged an ADR issuance fee of US$0.05 per new ADS issued, payable to the depositary. The ADS rights agent will deduct the ADS issuance fee from the estimated ADS subscription payment in respect of each subscription at the time it makes the relevant subscription payment in Brazil.

Delivery of ADRs

     The depositary will execute and deliver ADRs evidencing new ADSs purchased pursuant to the ADS rights offering as soon as practicable after the receipt of the preferred shares by the depositary’s custodian, which is expected to be on or about June 4, 2007. See “— Ratification of the Capital Increase.” You will not receive the new ADRs you subscribed for when you exercised your ADS rights until the ADS rights agent has received any deficiency you may owe from payment of the estimated ADS subscription price. New ADSs will rank equally in all respects with existing ADSs.

Offering to Holders of Preferred Shares

Summary Timetable

     The timetable lists some important dates relating to the preferred share rights offering:

Board of directors meeting approving the preferred share rights offering:	April 10, 2007
Publication of notice to shareholders in Brazil:	April 10, 2007
Preferred share record date — date for determining holders of preferred shares receiving preferred share rights:	April 10, 2007
Preferred share rights commencement date — beginning of period during which preferred share rights holders may subscribe for new preferred shares:	April 11, 2007
Trading of preferred share rights expected to begin on the São Paulo Stock Exchange:	April 11, 2007
Last date for trading the preferred shares rights on the São Paulo Stock Exchange:	May 14, 2007
Preferred share rights expiration date — end of period during which preferred share rights holders may subscribe for new preferred shares, 6:00 p.m. (São Paulo time):	May 21, 2007
Announcement of preferred shares to be available in the reoffering round:	On or about May 21, 2007
Commencement date of reoffering round of unsubscribed preferred shares on or about:	On or about May 21, 2007
Deadline for preferred shareholders to subscribe for allocated preferred shares in the reoffering round:	On or about May 28, 2007
Meeting of our board of directors to ratify the capital increase and expected issuance of new preferred shares:	On or about May 28, 2007
New preferred shares expected to be delivered on or about:	On or about June 4, 2007

Rights Offering to Holders of Preferred Shares

     If you hold preferred shares on the preferred share record date, you will receive transferable preferred share rights evidencing the right to subscribe for new preferred shares. You will receive one preferred share right for every preferred shares you hold on the share record date. One preferred share right will entitle you to purchase one new preferred share at a subscription price of R$60.81 per preferred share. We will only issue whole numbers of preferred share rights. We will not issue any fractional new preferred shares.

     If you are exercising preferred share rights, you may indicate an interest in purchasing additional preferred shares in excess of the number of preferred shares that your preferred share rights entitle you to purchase. Following the expiration of the preferred share rights exercise period, we will reoffer the unsubscribed preferred shares in one reoffering round to those holders that indicated an interest in purchasing additional preferred shares according to the procedures described below under “— Reoffering of Unsubscribed Preferred Shares.”

Preferred Share Rights

     Preferred share rights will be registered in book-entry form at the Brazilian clearing system CBLC in an account in the preferred shareholder’s or its nominee’s name. If you were a preferred shareholder of record on the preferred share record date, you should receive from the broker or custodian through which you hold your preferred shares a written confirmation of the issuance of preferred share rights. Preferred share rights will be entered into preferred shareholders’ book-entry accounts on or about June 4, 2007.

     Preferred share rights will be transferable and are expected to trade on the São Paulo Stock Exchange. Preferred share rights will not be listed on any stock exchange in the United States. If you transfer or sell your preferred share rights, you will have no further rights to purchase new preferred shares in the preferred share rights offering with respect to the preferred share rights transferred or sold.

Preferred Share Record Date

     The record date for the determination of preferred shareholders entitled to preferred share rights is April 10, 2007. Only preferred shareholders of record at the close of business (São Paulo time) on the preferred share record date will be entitled to receive preferred share rights.

Preferred Share Rights Exercise Period

     Preferred share rights may be exercised during the period from April 11, 2007 through 6:00 p.m. (São Paulo time) on May 21. 2007. Following the preferred share rights expiration date, the preferred share rights will expire and preferred shareholders will have no rights.

Preferred Share Subscription Price

     The preferred share subscription price for new preferred shares purchased upon the exercise of preferred share rights is R$60.81 per preferred share.

Procedure for Exercising Preferred Share Rights

     The exercise of preferred share rights is irrevocable and may not be canceled or modified. Preferred shares held directly in Brazil are generally held either through CBLC or through Banco Itaú S.A., as custodians. Shareholders that have invested in our preferred shares through Resolution 2,689/00 of the National Monetary Council (Conselho Monetário Nacional), for example, hold their shares through CBLC. If you hold your shares through CBLC, as custodian, and you wish to subscribe for preferred shares in this rights offering, you should ask your broker to subscribe on your behalf. Please consult with your broker regarding the method of payment for the shares for which you wish to subscribe. Your broker may request that you fill out documentation in connection with the subscription.

     If you hold shares through Banco Itaú S.A. and you wish to subscribe for preferred shares in this rights offering, you should ask any branch of that bank to provide you with a subscription bulletin (boletim de subscrição) to allow you to subscribe for shares. You must complete the subscription bulletin and ask Banco Itaú S.A to submit it to us on your behalf. Please consult with Banco Itaú S.A. regarding the method of payment for the shares for which you wish to subscribe.

     Any shareholder who is a natural person should be prepared to show to his or her broker or to Banco Itaú S.A., as the case may be, his or her identity card or passport, taxpayer registration card (CPF) and a document proving the residence of the shareholder. Any shareholder that is a legal entity must be prepared to present certified copies of its bylaws or other organization documents, the resolution by which that entity’s executive officers were elected and any other documents requested by its broker or Banco Itaú S.A., as the case may be. In the case of proxies, an original or certified copy of the document that grants powers of representation must be presented.

     It is the shareholder’s responsibility to contact a broker orBanco Itaú S.A., as the case may be, sufficiently in advance of the preferred share rights expiration date to enable the timely exercise of your rights.

     If you do not know whether you hold shares through CBLC or Banco Itaú S.A., you should ask your representative, broker or other nominee.

     If you or your custodian fails to exercise your preferred share rights by May 21, 2007, your rights will lapse and you will have no further rights.

     If you hold the preferred shares through a custodian in Brazil, please consult with your custodian as to the method of instruction and payment if you wish to exercise your rights. You will elect the method of delivering the application for subscription and paying the subscription price, and you will bear any risk associated with it.

     We will determine all questions about the timeliness, validity, form and eligibility of exercising the rights. Our determinations will be final and binding. We may decide to waive a defect or irregularity in subscriptions for new preferred shares, or permit you to correct a defect or irregularity within the time we determine. Instructions will not be considered, received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the custodian has to notify you of any defect or irregularity in submitting instructions. We and the custodian will not incur any liability for failing to do so.

Purchase and Sale of Rights

     You may exercise, sell or transfer your preferred share rights to others. You may purchase and sell your rights through Banco Itaú S.A., as custodian, or through brokers.

Reoffering of Unsubscribed Preferred Shares

     Following the preferred share rights expiration date, we will reoffer unsubscribed preferred shares to you in a reoffering round if you exercised preferred share rights and indicated an interest in purchasing additional preferred shares in the first reoffering round. You will then have an opportunity to purchase additional new preferred shares up to a maximum number equal to the total number of unsubscribed preferred shares multiplied by a percentage determined by dividing (1) the number of preferred shares you purchased upon exercise of your preferred share rights by (2) the total number of preferred shares purchased by all preferred shareholders upon exercise of preferred share rights.

     Before the reoffering round, we will issue a press release announcing the total number of unsubscribed preferred shares that are available in the reoffering round.

     If any preferred shares remain unsubscribed following the expiration of the reoffering round, we may reduce the size of this rights offering. After the announcement of any such decrease in the size of the offering, holders of our preferred shares in Brazil will have the opportunity to reconsider their intention to further subscribe for the preferred shares. This opportunity will not be granted to U.S. persons (as defined in Regulation S promulated under the Securities Act) and other holders of our preferred shares and ADSs in the United States.

     Following the preferred share rights expiration date, we will allocate the unsubscribed preferred shares among those holders that requested preferred shares in the reoffering round and will promptly notify the holders of their reoffering allocations after the end of the exercise period for the reoffering round. If you wish to purchase preferred shares allocated to you in the reoffering round, you must follow the instructions set forth above in “— Procedure for Exercising Preferred Share Rights” and must provide full payment of the preferred share subscription price for the new preferred shares being purchased.

     In exercising its preferred share rights on behalf of exercising holders of ADS rights, the ADS rights agent will indicate interest in the reoffering round to the extent the exercising holders of ADS rights subscribed for new ADSs in excess of the number of ADSs that their rights entitled them to purchase. Under the procedures governing the reoffering to exercising holders of preferred share rights, the ADS rights agent will be treated as a single holder of preferred share rights and will accordingly be given an opportunity to purchase reoffered preferred shares.

Delivery of New Preferred Shares

     We will issue the new preferred shares following ratification of the capital increase as described below. You should receive delivery of the new preferred shares you subscribed for through a credit of the new preferred shares to your securities custody account. You may not sell or trade the new preferred shares until June 4, 2007, the date on which the new preferred shares are expected to be listed on the São Paulo Stock Exchange. New preferred shares will rank equally in all respects with existing preferred shares.

Ratification of the Capital Increase

     On April 10 2007, our board of directors authorized an overall capital increase in the amount of R$518,099,923.00, representing all the shares to be delivered to the seller of VRG, as described above, plus the shares being offered in this rights offering. The preferred shares, including preferred shares underlying ADSs, issuable upon the exercise of rights may be issued only upon ratification of the capital increase by our board of directors at a meeting that is expected to be held on or about May 28, 2007.

Announcement of Number of Shares and ADSs Subscribed in the Offerings

     We will publish, in a widely circulated newspaper in Brazil, the minutes of our board of directors meeting to be held on or about May 28, 2007, providing details of the ratification of the capital increase and the number of new preferred shares, including preferred shares underlying new ADSs, issued to holders of our preferred shares and to holders of ADSs pursuant to the exercise of their rights in this rights offering. This information will also be available in English on our website following the board of directors meeting on or about May 28, 2007.

TAXATION

     Material United States Federal Income Tax Consequences

     The following discussion is a summary of the material United States federal income tax consequences of the receipt and ownership of ADS rights or preferred share rights, and the ownership of our ADSs or preferred shares acquired through the exercise of such rights. The discussion applies only to “U.S. Holders,” as defined below, who hold ADS rights or preferred share rights, and that will hold ADSs or preferred shares acquired upon the exercise of such rights, as “capital assets” within the meaning of the Code (generally, property held for investment). The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the United States Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

     This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular U.S. Holder and you are urged to consult your own tax advisor regarding your specific tax situation. Moreover, this summary does not apply to U.S. Holders in special tax situations under United States federal income tax law, including, for example:

  insurance companies;

  tax-exempt organizations;

  broker-dealers;

  traders in securities that elect to mark to market;

  banks or other financial institutions;

  persons whose functional currency is not the United States dollar;

  United States expatriates;

  persons that hold ADS rights, preferred share rights, our ADSs or preferred shares as part of a hedge, straddle, conversion or other integrated transaction; or

  persons that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our voting stock.

     In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

     Except where specifically described below, the discussion assumes that we are not a passive foreign investment company, or PFIC, for United States federal income tax purposes. Please see the discussion under “—Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company Rules” below. Further, the discussion does not address the alternative minimum tax consequences of acquiring or holding ADS rights or preferred share rights, our ADSs or preferred shares, or the indirect consequences to holders of equity interests in partnerships or other entities. In addition, the discussion does not address any state, local or foreign tax consequences of acquiring or holding ADS rights or preferred share rights, our ADSs or preferred shares, and does not cover any aspect of United States federal tax law other than income taxation.

     You should consult your own tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of the receipt and ownership of ADS rights or preferred share rights, and the ownership of ADSs or preferred shares acquired upon the exercise of such rights, based upon your particular circumstances.

     For purposes of the discussion herein, you are a “U.S. Holder” if you are a beneficial owner of ADS rights or preferred share rights, or our ADSs or preferred shares acquired upon the exercise of such rights, and you are for

United States federal income tax purposes:

  an individual who is a citizen or resident of the United States;

  a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

  an estate the income of which is subject to United States federal income tax regardless of its source; or

  a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person).

If a partnership holds ADS rights or preferred share rights, or our ADSs or preferred shares, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of a partnership holding ADS rights or preferred share rights, or our ADSs or preferred shares, should consult its own tax advisor.

     For United States federal income tax purposes, a U.S. Holder of an ADS generally will be treated as the beneficial owner of the preferred shares represented by the ADS. However, see the discussion below under “Distributions on ADSs or preferred shares” regarding certain statements made by the United States Treasury concerning depository arrangements.

Issuance of Rights or ADS Rights

     Because the distribution of ADS rights and preferred share rights is intended to constitute a pro rata distribution among all holders of our ADSs and preferred shares, we believe that a U.S. Holder should not be subject to United States federal income taxation with respect to the receipt of ADS rights or preferred share rights. For United States federal income tax purposes, the tax basis of the ADS rights or preferred share rights distributed to a U.S. Holder generally will be regarded as zero. If, however, either (i) the fair market value of the ADS rights or preferred share rights is 15% or more of the fair market value of the ADSs or preferred shares with respect to which such rights are distributed, as determined on the date of distribution, or (ii) the U.S. Holder of the ADS rights or preferred share rights irrevocably elects, in the United States federal income tax return of the U.S. Holder for the taxable year in which such rights are received, to allocate part of the tax basis of such U.S. Holder’s ADSs or preferred shares, then upon exercise or sale of the ADS rights or preferred share rights, the U.S. Holder’s tax basis in such ADSs or preferred shares will be allocated between the ADSs or preferred shares, on the one hand, and the ADS rights or preferred share rights, on the other hand, in proportion to their respective fair market values as of the date of distribution of the ADS rights or preferred share rights. No tax basis will be allocated to any such ADS rights or preferred share rights that lapse. In determining the holding period of the ADS rights or preferred share rights, a U.S. Holder should include the holding period for the ADSs or preferred shares with respect to which such rights were distributed .

Sale of Rights or ADS Rights

     For United States federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss upon the sale or other taxable disposition of ADS rights or preferred share rights (including a sale by the ADS rights agent of fractional ADS rights of a U.S. holder) in an amount equal to the difference between the amount realized by the U.S. Holder from the sale or other taxable disposition (including distributions by the depositary with respect to the sale of fractional ADS rights) and the U.S. Holder’s tax basis in the ADS rights or preferred share rights. Such gain or loss will be treated as capital gain or loss, and will be long-term capital gain or loss if the holding period for the ADS rights or preferred share rights. Long-term capital gains of certain U.S. Holders (including individuals) are eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to limitations under the Code.

     Gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of ADS rights or preferred share rights generally will be considered United States source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to utilize any foreign tax credit relating to a Brazilian income tax imposed on the sale or other taxable disposition of ADS rights or preferred share rights (including the sale by the ADS rights agent of fractional ADS rights) unless such credit can be applied against United States federal income tax due in respect of other income treated as derived from foreign sources in the appropriate foreign tax credit limitation category.

Exercise and Expiration of the ADS Rights or Preferred Share Rights

     U.S. Holders of ADS rights or preferred share rights will not recognize any gain or loss for United States federal income tax purposes upon the exercise of the ADS rights or preferred share rights. The tax basis of ADSs or preferred shares acquired upon exercise of ADS rights or preferred share rights will be equal to the sum of such U.S. Holder’s tax basis in the ADS rights or preferred share rights exercised and the amount paid upon exercise of such rights. The holding period of ADSs or preferred shares acquired upon exercise of ADS rights or preferred share rights will begin on the date that such rights are exercised.

     If a U.S. Holder does not exercise the ADS rights or preferred share rights prior to their expiration date, such U.S. Holder generally will recognize no gain or loss for United States federal income tax purposes (except with respect to distributions by the ADS rights agent in connection with the sale of fractional ADS rights).

Reduction in Size of Rights Offering

     Following the reoffering round, there may be a reduction in the size of the rights offering, which would allow holders of preferred shares the opportunity to further subscribe for preferred shares, but would not afford a similar opportunity to holders of ADSs (see “Rights Offering – General Information” above). In such event, while the United States federal income tax treatment is not clear, U.S. Holders of preferred shares possibly could be treated as receiving a taxable dividend (to the extent of our current and accumulated earnings and profits, as discussed below under “- Distributions on ADSs or preferred shares) based upon the fair market value of the preferred shares rights at the time of the reduction in the size of the rights offering. U.S. Holders should consult their own tax advisors as to the United States federal income tax consequences of a reduction in the size of the rights offering based upon their particular circumstances.

Distributions on ADSs or preferred shares

     Cash distributions (including amounts withheld to pay Brazilian withholding taxes and distributions of notional interest charges on shareholders’ equity, but excluding distributions in redemption of the preferred shares treated as exchanges or sales under the Code) made by us to or for the account of a U.S. Holder with respect to ADSs or preferred shares generally will be taxable to the U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s adjusted tax basis in the ADSs or preferred shares, and thereafter will give rise to capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for United States federal income tax purposes.

     A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a foreign tax credit in respect of any Brazilian income taxes withheld from dividends paid on the ADSs or preferred shares. U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such Brazilian income taxes. Dividends received with respect to the ADSs or preferred shares generally will be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. The United States Treasury has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by United States persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian income taxes withheld from dividends, as well as the discussion below dealing with the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, could be affected by actions taken by parties to whom the ADSs are released and the IRS.

     Dividends paid by us generally will not be eligible for the dividends received deduction provided under the Code to certain United States corporate shareholders. Subject to the above-mentioned concerns of the United States Treasury and certain exceptions for short-term and hedged positions, the United States dollar amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2011 with respect to the ADSs will be subject to United States federal income taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid a PFIC. Our ADSs are listed on the New York Stock Exchange, and the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. No assurances can be given, however, that the ADSs will be or remain readily tradable. Subject to the discussion below under “- Passive Foreign Investment Company Rules,” based upon the nature of our current and projected income, assets and activities, we do not believe that we were classified for the last taxable year, and we do not expect to become classified for the current taxable year, as a PFIC for United States federal income tax purposes, although no assurances can be given that the IRS will not reach a contrary conclusion or that circumstances affecting the PFIC determination will not change.

     Based on existing guidance, whether dividends received with respect to the preferred shares will be treated as qualified dividends is not clear, particularly since the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     The amount of any cash dividend paid in Brazilian currency will equal the United States dollar value of the distribution, calculated by reference to the exchange rate in effect at the time that the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares held directly by such U.S. Holder), regardless of whether the payment in fact is converted into United States dollars at the time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution for United States federal income tax purposes if such Brazilian currency is converted into United States dollars on the date received. If the Brazilian currency is not converted into United States dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, will be considered United States source ordinary income or loss.

     Because our preferred shares will not be treated as “preferred stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of our “non-preferred stock” or preemptive rights relating to such “non-preferred stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to United States federal income tax. However, if the holders of ADSs are restricted in their ability to participate in the exercise of preemptive rights, the preemptive rights may give rise to a deemed distribution to holders of the preferred shares under Section 305 of the Code. Any deemed distribution will be taxable as a dividend to the extent of our earnings and profits as discussed above.

Sale or other taxable disposition of ADSs or preferred shares

     Deposits and withdrawals of preferred shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

     A U.S. Holder generally will recognize capital gain or loss upon the sale or other taxable disposition of ADSs or preferred shares measured by the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ADSs or preferred shares. Any such gain or loss will be long-term capital gain or loss if the holding period for the ADSs or preferred shares exceeds one year. Long-term capital gains of certain U.S. holders (including individuals) are eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

     If a Brazilian tax income is withheld on the sale or other taxable disposition of ADSs or preferred shares, the amount realized by a U.S. Holder will include the gross amount of the proceeds of such sale or other taxable disposition before deduction of the Brazilian income tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale or other taxable disposition of ADSs or preferred shares generally will be considered as United States source gain or loss for foreign tax credit purposes. Consequently, in the case of a disposition of ADSs or preferred shares where Brazilian income tax is imposed on the gain, the U.S. Holder may not be able to benefit from a foreign tax credit for such Brazilian income tax unless the U.S. Holder can apply the credit against United States federal income tax payable on other income derived from foreign sources in the appropriate foreign tax credit limitation category. Alternatively, the U.S. Holder may take a deduction for the Brazilian income tax in computing its taxable income for United States federal income tax purposes if the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued for the taxable year.

Passive foreign investment company rules

     In general, a foreign corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, we do not believe the ADSs or preferred shares are, nor do we expect them to be, shares of a PFIC for United States federal income tax purposes. However, the determination of whether the ADSs or preferred shares constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Moreover, because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current or any past or future tax year.

     If, contrary to the discussion above, we are classified as a PFIC, a U.S. Holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of ADSs or preferred shares, or ADS rights or preferred share rights, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the preferred shares or ADSs exceed 125% of the average annual distributions the U.S. Holder received on the ADSs or preferred shares during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or preferred shares). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period (which, in the case of ADSs or preferred shares acquired upon the exercise of ADS rights or preferred share rights, may include the U.S. Holder’s holding period for such rights if we were classified as a PFIC during such period), (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to United States federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of United States federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC.

     In general, if we are classified as a PFIC, the application of the rules described above may be avoided in some circumstances by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC (but the election likely is unavailable for stock rights). A U.S. Holder may elect mark-to-market treatment for ADSs or preferred shares, provided the ADSs or preferred shares, for purposes of the rules, constitute “marketable stock” as defined in Treasury Regulations. Generally, the ADSs will be “marketable stock” for this purpose if the ADSs are regularly traded on the New York Stock Exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. The preferred shares can be considered marketable stock only if so regularly traded on a “qualified exchange” that meets certain trading, listing, disclosure and other requirements. Accordingly, no assurance can be provided that the ADSs or preferred shares will be considered marketable stock for purposes of the mark-to-market regime.

     A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the ADSs or preferred shares had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be characterized as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the fair market value of the ADSs or preferred shares as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in fair market value. Any loss on an actual sale of ADSs or preferred shares would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in fair market value. A U.S. Holder’s tax basis in ADSs or preferred shares would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable.

     A U.S. Holder who owns ADSs or preferred shares (or ADSs rights or preferred share rights) during any taxable year in which we are classified as a PFIC must file IRS Form 8621. As discussed above under “- Distributions on ADSs or Preferred Shares,” if we are classified as a PFIC, dividends on our ADSs would not be “qualified dividend income” eligible for preferential rates of Unites States federal income tax.

Backup withholding and information reporting

     In general, dividends on preferred shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of preferred shares or ADSs, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS. The amount of any backup withholding tax from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

Material Brazilian Tax Considerations

     The following discussion summarizes the material Brazilian tax consequences of the grant, exercise, lapse or sale of rights and ADS rights, and of the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for Brazilian tax purposes, which we refer to as a “non-Brazilian holder.” This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs. For further description of material Brazilian tax consequences related to our preferred shares and ADRs, see our Annual Report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference herein.

Rights and ADS Rights

     Grant of Rights and ADS Rights. A pro rata distribution of rights to subscribe for preferred shares or ADSs to non-Brazilian holders is not considered a taxable event under Brazilian law. Thus, the grant of rights or ADS rights to a non-Brazilian holder will not be subject to Brazilian tax.

     Exercise of Rights and ADS Rights. The exercise of rights and ADS rights will not be subject to Brazilian income tax. The amount that a non-Brazilian holder pays upon exercise will be considered the acquisition cost of the newly issued shares. The acquisition cost is the basis for calculation of the capital gain subject to tax, when applicable. See “— Taxation of Gains.”

     Lapse of Rights and ADS Rights. The lapse of rights or ADS rights will not be considered a taxable event under Brazilian income tax law. Therefore, if a non-Brazilian holder does not exercise its rights or ADS rights, there will be no Brazilian tax implications.

Taxation of Gains

     Gains on Disposition of Rights, ADS Rights, Preferred Shares or ADSs Outside of Brazil. According to the Law No. 10,833, dated December 29, 2003, gains earned abroad derived from the disposition of assets located in Brazil by non-residents to other non-residents may be subject to income taxation in Brazil. As a result, as of February 2004, gains realized outside Brazil by a non-Brazilian holder on the disposition of rights or preferred shares to another non-Brazilian holder are subject to Brazilian tax. The applicable income tax rate is 15%, except if the beneficiary is domiciled in a tax haven, in which case the applicable rate is 25%. However, considering the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings with respect thereto, it is not possible to predict whether such understanding is applicable to the ADSs or ADS rights or will ultimately prevail in the courts of Brazil.

     Gains on Sale or Disposition of Preferred Share Rights and Preferred Shares in Brazil. No income tax will be imposed on gains realized on any sale or disposition of preferred share rights and preferred shares in Brazil by a non-Brazilian holder that is not formed or domiciled in a jurisdiction that is deemed to be a tax haven under Brazilian law if:

  the cancellation of the ADSs that were represented by the shares sold or disposed of is made with respect to the applicable regulatory rules enacted by the Central Bank; or
  the foreign investment in the preferred shares is registered under Resolution 2,689 and the sale takes place on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the- counter market).

     Gains realized on any sale or disposition of preferred share rights and preferred shares in Brazil by a non-Brazilian holder that is formed or domiciled in a jurisdiction that is deemed to be a tax haven under Brazilian law are subject to tax at the following rates:

  15%, if the transaction is carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market); and
  25%, if the transaction is not carried out on a Brazilian stock exchange.

     In all other cases, income tax will be imposed at a rate of 15% regardless on whether the transaction is carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market) or not
      In addition, a withholding income tax of 0.005% on the sale value shall be applicable on transactions carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) by a non-Brazilian holder that is formed or domiciled in a jurisdiction that is deemed to be a tax haven under Brazilian law or on the Brazilian non-organized over-the-counter market, with intermediation, by any non-Brazilian holder. This tax can be offset with the eventual income tax due on the capital gain.

     Gains on the sale or disposition of preferred shares is measured by the difference between the amount in reais realized on the sale or disposition and the acquisition cost of the shares sold, measured in reais without any correction for inflation. Other Brazilian Taxes

      No Brazilian federal inheritance, gift or succession taxes apply to the ownership, sale or disposition of rights, ADS rights, preferred shares or ADSs by a non-Brazilian holder. Gift and inheritance taxes, however, may be levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. No Brazilian stamp, issue, registration, or similar taxes or duties will be payable by holders of rights, ADS rights, preferred shares or ADSs.

     A financial transaction tax, known as the IOF tax, may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency, for example, for purposes of paying dividends and interest. The IOF tax rate on such conversions generally is 0%, but the Minister of Finance has the legal authority to increase the rate to a maximum of 25%. Any such increase would be applicable only prospectively.

     The IOF tax may also be levied on transactions involving bonds or securities, even if the transactions are carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF tax with respect to rights, ADS rights, preferred shares and ADSs is currently 0%. The Minister of Finance, however, has the legal authority to increase the rate to a maximum of 1.5% of the amount of the taxed transaction for each day of the investor’s holding period, but only on a prospective basis.

     In addition to the IOF tax, a second, temporary tax, known as the “CPMF,” may be imposed on our distributions in respect of ADSs at the time of their remittance abroad by the custodian. The CPMF is scheduled to be in effect until December 31, 2007 and is currently imposed at a rate of 0.38% . As currently certain withdrawals of proceeds from bank accounts maintained in Brazil by non-Brazilian holders may be exempt from the CPMF, we urge each non-Brazilian Holder to consult its own legal advisor with respect to the applicability of CPMF on the relevant transaction.

PRINCIPAL SHAREHOLDERS

     The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2006 and as adjusted for the issuance of preferred shares upon exercise of all preemptive rights in this rights offering, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

     Each shareholder’s percentage ownership in the following table is based on the 107,590,792 common shares and 88,621,497 preferred shares outstanding as of the date of this prospectus.

	Common Shares		Preferred Shares Beneficially Owned Prior to the Offering		Preferred Shares Beneficially Owned After to the Offering		Common and Preferred Shares Beneficially Owned After the Offering

	Shares	(%)	Shares	(%)	Shares	(%)	Shares	(%)

Fundo de Investimento em
Participações Asas (1) (3)	107,590,772	100	31,715,638	36	31,715,638	33	139,306,410	68
Executive officers and directors
as a group (8 persons)	20(2)	*	2,697,017	3	2,697,017	3	2,697,037	1
Free Float	*	*	54,208,842	61	62,728,821	65	62,728,821	31
Total	107,590,792	100	88,621,497	100	97,141,476	100	204,732,268	100

*	Represents ownership of less than 1%.
(1)
On March 17, 2006, our former controlling shareholder Aeropar Participações S.A., or Aeropar, which was indirectly controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, concluded a restructuring of its corporate shareholdings, by means of which 31,493,863 of our preferred shares, held by Aeropar, were transferred to Fundo de Investimento em Participações Asas, or the Fund, which is controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino. In addition, our former shareholder Comporte Participações S.A. (a company controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino), or Comporte, also transferred its 3,351,775 of our preferred shares to the Fund. On June 19, 2006, Aeropar con cluded a further restructuring of its corporate shareholdings, by means of which 107,590,772 of its common shares in our company were transferred equally to the Fund and a total of 1,857,705 of its common shares in our company were transferred to Constantino de Oliveira Junior. These 1,857,705 common shares were converted on July 19, 2006 to preferred shares.

(2)	Shares transferred to members of the board of directors for eligibility purposes.
(3)
Mr. Constantino de Oliveira Júnior, Ricardo Constantino, Joaquim Constantino Neto and Henrique Constantino are usufructuary and have the right to vote of 13,681,100 common shares issued by Gol, each one, in the amount of 54,724,400 common shares.

EXPENSES OF THE OFFERING

     We estimate that our expenses in connection with this offering of notes will be as follows:

Amount
Expenses	(in US$)

Securities and Exchange Commission registration fee	2,213
NYSE listing fee	11,850
Printing and engraving expenses	18,000
Legal fees and expenses	60,000
Accountant fees and expenses	25,000
Miscellaneous costs	25,000

Total	US$142,063

     All amounts in the table are estimated except the Securities and Exchange Commission registration fee.

VALIDITY OF SECURITIES

     The validity of the preferred shares offered and sold in this rights offering and other matters governed by Brazilian law will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, São Paulo, Brazil.

EXPERTS

     Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2006 and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young Auditores Independentes S.S.’s reports, given on their authority as experts in accounting and auditing.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

     We are incorporated under the laws of Brazil. Substantially all of our assets are located outside the United States. The majority of our directors and all our officers and certain advisors named herein reside in Brazil, and all or a significant portion of the assets of such persons may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

     We have been advised by our Brazilian counsel, Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, that judgments of United States courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against us, or the persons described above obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice. That confirmation, generally, will occur if the foreign judgment:

  fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted,

  is issued by a competent court after proper service of process is made in accordance with Brazilian law, or after sufficient evidence of the parties’ absence has been given,

  is not subject to appeal,

  is for the payment of a sum certain,

  is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese, and is not contrary to Brazilian national sovereignty, public policy or public morality.

     We cannot assure you that the confirmation process described above will be conducted in a timely manner.

     Any judgment obtained or enforced against the Company in a Brazilian court by a non-Brazilian resident in respect of any sum payable by the Company will be expressed in reais, equivalent to the applicable amount of U.S. dollars converted at the commercial exchange rate of the date on which such judgment is obtained

     We have been further advised by our Brazilian counsel that:

  original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us, our directors, our executive officers and the advisors named in this prospectus; and

  the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours is limited by provisions of Brazilian law.

     A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by the Brazilian judge. This requirement does not apply to the enforcement of foreign judgments which have been duly confirmed by the Brazilian Superior Court of Justice.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8. Indemnification of Directors and Officers

     Neither the laws of Brazil nor the Registrant’s by-laws or other constitutive documents provide for indemnification of directors or officers. The Registrant does not maintain liability insurance and has not entered into indemnity agreements which would insure or indemnify its directors or officers in any manner against liability which he or she may incur in his or her capacity as such.

Item 9. Exhibits

     (a) The following documents are filed as part of this Registration Statement:

3.1(1)	By-laws of the Registrant (English translation).
4.1(1)
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.

4.2	Form of Rights Agency Agreement between the Registrant and The Bank of New York, as rights agent
5.1	Form of Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian legal counsel of the Registrant, regarding the preferred shares of the Registrant.
8.2	Form of Opinion of Mattos Filho, Veiga, Filho, Marrey Jr. e Quiroga-Advogados, as to tax matters.
23.1	Consent of Ernst & Young Auditores Independentes S.S.
23.2	Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian legal counsel of the Registrant (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature page to the Registration Statement).
________________________________________

(1) Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

(b) Financial Statement Schedules

     None.

Item 10. Undertakings

The undersigned registrant hereby undertakes:

     (1) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, São Paulo, Brazil, on April 13, 2007.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By: /s/ Constantino de Oliveira Junior

Name:	Constantino de Oliveira Junior
Title:	President, Chief Executive Officer

By: /s/ Richard F. Lark, Jr.

Name:	Richard F. Lark, Jr.
Title:	Executive Vice President-Finance, Chief Financial Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Constantino de Oliveira Junior, Constantino de Oliveira, Henrique Constantino, Joaquim Constantino Neto, Ricardo Constantino and Richard F. Lark, Jr., and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign in the name and on behalf of the undersigned, this Registration Statement and any and all amendments (including post-effective amendments, exhibits thereto, and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on April 13, 2007 in the capacities indicated:

Name	Title

/s/ Constantino de Oliveira Junior	President and Chief Executive Officer

Constantino de Oliveira Junior

/s/ Constantino de Oliveira	Chairman of the Board of Directors

Constantino de Oliveira

/s/ Henrique Constantino	Director

Henrique Constantino

/s/ Joaquim Constantino Neto	Director

Joaquim Constantino Neto

/s/ Ricardo Constantino	Director

Ricardo Constantino

/s/ Alvaro de Souza	Director

Alvaro de Souza

/s/ Antonio Kandir	Director

Antonio Kandir

/s/ Luiz Kaufmann	Director

Luiz Kaufmann

/s/ Richard F. Lark, Jr.	Executive Vice President—Finance, Chief Financial Officer and

Richard F. Lark, Jr.	Principal Accounting Officer

Puglisi & Associates	Authorized Representative in the United States

/s/ Donald J. Puglisi

By: Donald J. Puglisi
Authorized Signatory

EXHIBIT INDEX

4.2	Form of Rights Agency Agreement between the Registrant and The Bank of New York, as rights agent
5.1	Form of Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian legal counsel of the Registrant, regarding the preferred shares of the Registrant.
8.2	Form of Opinion of Mattos Filho, Veiga, Filho, Marrey Jr. e Quiroga-Advogados, as to tax matters.
23.1	Consent of Ernst & Young Auditores Independentes S.S.